MEDIASET

12g3-2(b)

RECEIVED
2006 JUL 10 P 4:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

82-4575

SUPPL

MEDIASET S.P.A.
DIREZIONE AFFARI SOCIETARI
Viale Europa n. 48
20093 Cologno Monzese





06015044

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

C. a. Mr. Paul Dudek

PROCESSED
JUL 13 2006
THOMSON FINANCIAL

Cologno Monzese, 3th July 2006

We'll inform you that no informations requested to make public pursuant to Italia's law have submitted to the Italian Autorithies during the month of June.

Please, do not hesitate to contact our offices for any further informations.

Yours faithfully.

Emanuela Bianchi
(Corporate Affaires)

Tel. 0039 02 25149588
Fax 0039 02 25149590
Emanuela.bianchi@mediaset.it

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